EXHIBIT 99.2

ASML INTRODUCES INDUSTRY'S FIRST IMMERSION LITHOGRAPHY TOOL

SEMICON JAPAN, Tokyo, Japan - December 3, 2003 - ASML Holding NV (ASML) today announced the industry's first immersion lithography system - the TWINSCAN(TM) XT:1250i - a 0.85 NA, 193 nm pre-production lithography scanner that combines the improved depth of focus of immersion tools with the precision of "dry" lithography systems. ASML has already booked a customer order for the XT:1250i with initial delivery set for Q3 2004.

ASML has a unique competitive advantage in immersion techniques due, in part, to the dual-stage design of its TWINSCAN system. Wafer measurement - including focus and overlay - is completed in the dry stage (the metrology station) while the imaging process, using immersion fluid applied between the wafer and the lens, is completed in the other, wet stage (the exposure station). The dual-stage advantage of TWINSCAN systems enables customers to gain the process enhancements of immersion and continue with familiar and proven metrology.

Another benefit to customers from ASML immersion systems includes the similar lenses used for both immersion and dry lithography. Customers choose the systems that meet their needs and only slight lens modifications are required.

"ASML marks its technology leadership with another industry first - the first ever pre-production immersion system. Our customers and the market have long debated the benefits of 157 nm vs. immersion technologies. With the introduction of the XT:1250i, ASML has committed itself to be the only company that delivers both. Customers have their choice," said Doug Dunn, president and CEO, ASML.

The XT:1250i is the immersion version of ASML's recently announced TWINSCAN XT:1250. Both systems operate at the 65-nm node with half-pitch resolution at 70 nm. The XT:1250 is geared for advanced production, while the XT:1250i allows customers to test and qualify immersion processes. The XT:1250 and XT:1250i come equipped with Ultra-k1(TM), a hardware and software portfolio that enables chipmakers to shrink circuit features, ensure high die yields and maximize bottom-line return.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
+31.40.268.5758
+31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
+31.40.268.2602
+31.40.268.3655

ASML
Doug Marsh
Vice President Institutional Investor Relations U.S.
doug.marsh@asml.com
+1.480.383.4006
+1.480.383.3976

ASML
Craig DeYoung
Director Investor Relations
craig.deyoung@asml.com
+31.40.268.3938
+31.40.268.3655